UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 17, 2018

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

17 October 2018

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

BHP BILLITON PLC ANNUAL GENERAL MEETING SPEECHES

Please find attached addresses to shareholders to be delivered by the Chairman and the Chief Executive Officer at BHP Billiton Plc’s Annual General Meeting today in London.

The meeting will be webcast at https://edge.media-server.com/m6/p/gesyeeo5

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meetings will be determined by polls. The poll results will not be known until the conclusion of BHP Billiton Limited’s Annual General Meeting which will be held in Adelaide, Australia on 8 November 2018. The results will then be released to the market.

Further information on BHP can be found at bhp.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel + 61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

BHP Billiton Plc Annual General Meeting

Speeches by Ken MacKenzie, Chairman

and

Andrew Mackenzie, Chief Executive Officer

17 October 2018

BHP Billiton Plc Annual General Meeting

17 October 2018

Ken MacKenzie, Chairman

Introduction

Good morning, ladies and gentlemen. It is great to be back in London and a pleasure to welcome you to our BHP Billiton Plc Annual General Meeting. I am joined on stage today by all of your Directors, with the exception of Malcolm Broomhead, who joins us remotely.

I want to start by saying that it has been an honour to serve as your Chairman for just over a year now. When we last met, I said that this was an opportunity that I was both humbled and energised by.

Twelve months on, my enthusiasm and passion for this great Company has only grown. I have met the teams at most of our assets across the globe, and have been to:

•	the copper assets in Chile and South Australia;

•	the petroleum operations in the United States;

•	Western Australia Iron Ore;

•	the coal operations in Queensland; and

•	the Jansen Potash Project in Canada.

I have been impressed by the quality and scale of BHP’s assets, the contribution we make to the communities in which we operate, and the role we play in global economic development. The commitment and dedication of our people to continuously improve and embrace change is truly heartening.

I have also continued my engagement with investors. I recently concluded my second global investor tour, and received positive feedback about our progress.

In addition, I have met with many of our retail shareholders at briefings throughout the year. Like many of you here today, some of the people I have met have held BHP shares for decades. I would like to thank them for their invaluable feedback. It sharpens our focus on what matters most to you, our shareholders, and above all, it makes BHP a better company.

At the outset, I want to thank Andrew and his management team. Their capacity to translate vision into reality has laid the groundwork for our future success. I look forward to continuing to support them as they maintain our momentum. Their achievements have placed BHP in a strong position.

Your company is now:

•	simpler: with a portfolio focused on high quality assets in the right commodities;

•	stronger: with a robust balance sheet, which gives us more financial flexibility;

•	more efficient: through a relentless focus on safety and productivity; and

•	more disciplined: with a rigorous and transparent capital allocation process.

As we all know, success is never assured. We work in an uncertain world and, for this reason, it is important that BHP is well positioned to weather any challenge. We closely monitor the external environment, in particular the market volatility triggered by current global trade tensions. Though we have not seen a material impact on our business, we remain cautious in the near term.

Anything that threatens the stability of the global trade system creates uncertainty for everyone – for governments, for communities and for business. Trade restrictions pose a real threat to economic growth by diverting trade flows, affecting prices and discouraging investment. BHP strongly advocates for free and fair trade. It is a critical driver of global wealth creation, jobs, and improved living standards.

Last April, we held our Board meeting in Asia. We saw first-hand the impact of supply-side reforms that continue to transform the Chinese economy. While we were in China, we met with the Chairman of Baowu Steel, the largest steel producer in China, and one of our largest customers. He told me that premium quality products like BHP’s iron ore and metallurgical coal allow Baowu to produce more cost effectively, while at the same time supporting the ever-tightening environmental standards in China. Our positive long-term view is underpinned by these kinds of trends, and we are well placed to meet the demand for commodities that the world needs now and into the future.

I would now like to turn to the five priority areas I first introduced to you at last year’s AGM. They are:

•	safety;

•	the portfolio;

•	capital discipline;

•	capability and culture; and

•	social licence.

Our sharper focus on these priorities allows us to create more value for you, our shareholders. We have made good progress against this agenda.

Safety

Our first priority, as always, is safety. Our commitment is steadfast. It is not about the numbers, it is about people – our co-workers, our contractors and their families.

Sadly, two of our colleagues died at work last year. Daniel Springer at the Goonyella Riverside Mine in Australia, and another colleague at our Permian Basin operations in the United States.

I offer my heartfelt condolences to their families, friends and colleagues. It is critical we learn as much as we can from these tragedies.

As part of our relentless focus on safety, Andrew and his team have taken further steps to strengthen the safety culture across the company, and he will speak to those measures shortly. We must continue to do everything possible to ensure all of our people return safely home at the end of their day, every day.

Portfolio

The second focus area is our world class portfolio.

We constantly review the portfolio to ensure every asset earns its place. At its core, the test is simple – if we have a quality asset that generates attractive returns and we have the right capabilities to realise its true potential, then it belongs.

Over the past five years, we have simplified BHP to ensure we focus on those assets that produce high quality, low cost products that generate strong cash flows through the cycle. I am pleased to say we have made further progress on this front in 2018.

You will be aware that we announced the sale of our Onshore US petroleum assets, through transactions totalling US$10.8 billion payable in cash, which provide a clean exit from our shale business.

This is an important milestone. These transactions are expected to complete later this month and we expect to return the net proceeds to shareholders by the end of the year, or early in calendar year 2019.

While we are exiting Onshore US, our Conventional Petroleum business remains an important part of our portfolio. We believe it is an attractive business for our shareholders, and our strong operating capability benchmarks well against our peers. In short, Conventional Petroleum passes the test but, like any other business, it must continue to earn its place.

Capital discipline

The next priority area is capital discipline.

Last year, I spoke about the need to learn lessons from the past, and improve our capital allocation processes and discipline, so we get the best outcome for shareholders.

We established a working group comprising experienced Directors and management who looked at the most effective ways to strengthen our capital allocation framework. They recommended improvements to processes, metrics and information the Board uses to assess the risk and return of potential investments and conduct post investment reviews. These recommendations have since been adopted and the working group disbanded.

Our transparent, structured and consistent capital allocation approach is institutionalised across every decision we make. We have provided clear guidance that capital and exploration expenditure will be below US$8 billion in FY2019 and FY2020.

This is not a top-down constraint we have imposed – it is a project-by-project build of the options we have to invest in, each one filtered through the framework. If the option stacks up, it wins the capital.

The US$3.4 billion South Flank Project in the Central Pilbara Region of Western Australia is a great example of this. It is a very capital efficient project that offers attractive returns over decades.

We have also been transparent about our balance sheet. This year we reduced net debt by more than US$5 billion to US$10.9 billion. This puts net debt at the bottom end of our target range of US$10-15 billion.

Our transparent and disciplined capital allocation, combined with our strong balance sheet and the solid underlying performance of the Company, gives us the confidence to increase cash returns to shareholders. It allowed the Board to determine US$6.3 billion of dividends in FY2018, which includes a record final dividend of US$0.63 cents per share. This translates to £0.48 pence per share, which is also a record.

I want to assure you that your Board and management team will continue to make these types of transparent, disciplined decisions to maximise value and returns for our shareholders.

Capability and culture

The fourth area of focus is capability and culture.

While the productivity gains over the past few years have been impressive, with more expected this financial year, there is always an opportunity to achieve more. We have worked hard to empower our leaders and their teams. Our frontline employees now have greater control over their work and the freedom to make more informed decisions in real time.

Though we have come a long way, there is still potential to go further. This is a whole of company effort, not just restricted to the mine site. To remain competitive, we must strive for simplicity in everything we do. We must be lean and agile to enable better decision making. Above all, we must focus our efforts on where and how value is created.

It is also critical at Board level to have the right culture and capabilities. An effective Board must be fit-for-purpose, with a mix of skills, background, knowledge and experience. Our approach to Board succession is structured and rigorous.

During the year, we refreshed our skills matrix, which considers the skills, experience and attributes required to effectively govern and manage risk within BHP. It is also important that we have the right balance between corporate memory and fresh perspectives.

Our Board succession work is ongoing.

Wayne Murdy advised the Board that he would not be standing for re-election at the 2018 Annual General Meetings. On behalf of all of his colleagues, and on behalf of all shareholders, I thank Wayne for his valuable contribution, friendship and wise counsel over the past nine years, and I wish him all the best for the future.

The search for a new Non-executive Director with mining experience is well advanced and we expect to make an appointment early in calendar year 2019.

Social licence

The final area of focus is BHP’s social licence.

We know we need to do more than ever to achieve our social licence. Not just because it is the right thing to do, but because strong leadership in this area creates a competitive advantage for BHP and underpins all value creation.

Trust is at the core of social licence. Which is why we work hard every day to engender it within the communities and countries in which we work. In FY2018, our total direct economic contribution was US$33.9 billion. This includes payments to suppliers, wages and employee benefits, dividends to shareholders, and taxes and royalties to government.

However, our contribution is not just financial. There is a real opportunity to work closely with communities, with governments and with business to tackle the complex issues that our local communities face.

A great example is the READ Collaboration, a unique literacy program that BHP funds and delivers to 17 primary and secondary schools across the Bowen Basin, near our Australian metallurgical coal operations. This project is having a big impact in the local community. It began in 2015 after schools, and the wider community, identified a real need to improve the literacy and job readiness skills of school leavers to better equip them for working life. In just three years, student scores in national testing moved from below state and national mean levels to above average. The excellent outcomes from this project justify the work we do beyond the mine gate because, when we succeed, the communities in which we operate should also succeed.

I would now like to update you on the humanitarian and environmental response to the tragic 2015 Samarco dam failure.

In June, we announced an agreement with Brazilian prosecutors, which enhances the governance of the Renova Foundation, a not-for-profit entity established by BHP, Vale, and Samarco, to carry out the remediation works and compensation programs. This is a significant step forward.

As a consequence, there will be even more community consultation on all aspects of the recovery process. Andrew will elaborate further on the progress the Renova Foundation has made with its priority programs. Our commitment to these communities will not waver, and we are determined to do what is right.

It is fitting to finish on social licence because it touches all the priorities I have spoken about. It is about trust, transparency and openness, and laying the foundations to create value for our host communities, for our shareholders and critically, for the sustainability of our business.

Conclusion

In conclusion, FY2018 was a good year, and we are on course to make further progress in 2019. We will do this through an unrelenting focus on making your company even simpler, stronger, more efficient and more disciplined. Our continued success in this rapidly changing world will be driven by progress in the five priority areas I have talked about today.

Safety will always be our number one priority. We achieve nothing if we do not achieve it safely.

We will maximise value for shareholders through making the right portfolio decisions and through consistent capital discipline.

We will continue to invest in our people, our capabilities and our culture because this is a genuine differentiator for BHP, and key to creating a strong competitive advantage.

We will intensify our efforts to strengthen our social licence and build trust within the communities in which we operate.

Finally, we will be tireless in our efforts to generate value for you, our shareholders, now and into the future.

Thank you again for joining us this morning. It is now my pleasure to invite Andrew Mackenzie to the podium.

Andrew Mackenzie, Chief Executive Officer

Welcome

Thank you, Ken. I am also pleased to welcome you to today’s meeting. I always look forward to our London AGM and the opportunity to speak with our shareholders here.

As Ken highlighted, through 2018 we made BHP simpler, stronger, more efficient and more disciplined. Commodity prices were good, and on most financial measures it was an exceptional year for our operations and, most importantly, for our shareholders. We sharpened our focus on those areas where we will build on our strong base. We maximised cash flow, maintained capital discipline and increased value and returns.

Our foundations are strong. Our world class portfolio of quality assets is built around the right commodities to meet future demand. Our balance sheet is solid thanks to our disciplined capital allocation process, and our hard work to build safety and productivity has produced powerful results.

We deployed multiple programs that have streamlined the way we work, and made us more agile in our response to the rapid pace of change that has disrupted so many industries worldwide.

We have made good progress and we see a wealth of possibilities to unlock further value over the next 12 months, and well into the next decade.

For BHP, the formula for success is simple - to run the right assets well, in the right commodities and with the right people. This set us up for a strong year this year, and you can expect more to come next year.

Before I expand on that, I will first turn to safety.

Safety is our top priority

I will start with a stark reminder of why safety is, and will always be, our top priority.

As you have already heard, two of our colleagues tragically died at our operated assets last year. While these fatalities have had a profound impact on us all, their deaths are felt the hardest by their families, friends and co-workers. To them, I offer my deepest condolences.

We must do everything possible to make sure that our people return home safely at the end of each day. This demands a sense of chronic unease towards hazards and a culture that rewards vigilance and empowers people to speak up about any safety issues.

Last financial year, our leaders conducted safety engagements, with a record number of employees and contractors, as part of our global Field Leadership Program. These have produced a common set of processes, systems and training built into the daily routines of all our people. I am heartened this contributed to an eight per cent decline in the number of events with the potential to cause a fatality. I believe BHP will become fatality-free and our team is totally committed to make this a reality.

Total Recordable Injury Frequency or TRIF performance increased by five per cent, up to 4.4 per million hours worked. This was due to an increase in low severity ‘sprain and strain’ injuries in Minerals Australia, with limited potential for more significant injuries. While this increase is modest and not linked to injuries with the potential to be fatal or serious, it is nonetheless a trend that we simply will not accept.

Through 2018, we made progress on the recovery and redevelopment of the communities and ecosystems affected by the Samarco Dam failure in 2015. When I visited our team in Belo Horizonte in May, and travelled to Samarco’s Germano complex, I was impressed with the technical expertise, compassion and dedication of the BHP support team. They worked closely with the Renova Foundation on rehabilitation and compensation programs.

Despite the challenges, the progress I observed on the ground since I last visited a year previously has been remarkable. Community participation has been key to the ongoing efforts to relocate and rebuild three of the communities affected by the dam failure. This is one of the Renova Foundation’s priority social programs.

Based on current planning, we expect that all resettlements will be complete by 2020. In addition, Renova has distributed almost 10,000 financial assistance cards to those whose livelihoods were impacted by the dam failure. These include registered and informal commercial fishermen.

Environmental compensation programs for the rehabilitation of 40,000 hectares are in the final stages of design, with 3,000 hectares scheduled to be completed in calendar year 2019.

There remains a significant amount of work to do, and we are determined, as ever, to do the right thing.

Our commitment to sustainability

The health and livelihood of our people and the communities in which we operate are at the core of our business decisions. Our investment in our host communities is one of the many ways we measure our sustainability performance.

Last year, I spoke about our new five-year safety, health, environmental and community targets. They reflect our commitment to leading edge governance and openness as we tackle some of the biggest sustainability challenges of our generation.

In FY2018, our voluntary social investment of US$77 million benefitted local communities across the globe.

In line with our commitment to transparency, we launched our inaugural Water Report in August, the first of its kind for our industry. This report is a major step forward in our plan to strengthen water management and governance. I hope that the disclosure of our water performance will encourage others to do the same.

As with everything, we aim for greater corporate transparency and accountability, as we believe they benefit everyone. As a major producer and consumer of fossil fuels, we accept our responsibility to take action on climate change and reduce our greenhouse emissions.

Higher output at our Chilean copper assets led to a marginal rise of one per cent in our operational emissions against 2017 baseline levels. Despite this small increase, I am optimistic we will meet our five year goal to maintain our total operational emissions at or below FY2017 levels. We remain dedicated to our target of net zero greenhouse gas emissions across our operations by the second half of this century.

Make no mistake, water sustainability and carbon emissions are the biggest challenges that humankind now faces, and BHP stands ready to show leadership on both fronts.

FY2018 financial performance

Now, to our financial results. As I said earlier, it has been a good year for our operations, for commodity prices, and most importantly, for our shareholders.

Our numbers show strong progress:

•	we generated free cash flow of US$12.5 billion in the year, on top of US$12 billion the year before – that is US$1 billion dollars of free cash flow a month over the past 24 months;

•	we increased underlying profit by 33 per cent to US$8.9 billion;

•	we reduced net debt by over US$5 billion and net debt is now at the low end of our targeted range;

•	we invested US$6.8 billion in our future; and

•	we returned to shareholders a dividend of US$6.3 billion, which includes a record final dividend.

We have, and will continue to, stay true to our plans. There is more to do to realise the full potential of our assets, and how we manage them for shareholders, through technological advances, culture and organic growth.

Portfolio

That brings me to our world class portfolio.

Over the past six years, we have worked tirelessly to structure our portfolio around our most strategic assets.

The recent sale of our Onshore US shale assets brings our divestment proceeds to more than US$18 billion over six years. In addition, we announced the sale of our Cerro Colorado copper mine in Chile and BMA’s Gregory Crinum coking coal mine in Queensland.

This has made BHP stunningly simple for our scale, with just 13 operated assets, down from 30 only three years ago.

With the possible exception of more copper and conventional oil, we have close to an ideal portfolio. All our long-life assets produce high-quality products that are low cost and generate cash flow through the cycle.

As Ken outlined, we make the most of every dollar we spend. We balance risk against returns and value through BHP’s capital allocation framework. It governs what we do with the hard-won cash our assets generate, and selects only the best investments to grow our business.

We are currently investing in nine significant projects, all of which were filtered through this framework. Five are major projects spread over different commodities to create long-term value for shareholders.

An example of this is our Spence Growth Option in Chile, which will unlock the potential of the large, high-quality copper resource. It will also extend the life of the mine by more than 50 years. In Western Australia, the South Flank Project will fully replace iron ore production at Yandi as it reaches the end of its economic life.

We also invested in smaller projects that make the most of what we have, like the new 11 kilometre overland conveyor system that will transport coal from Peak Downs to the nearby Caval Ridge processing plant in Queensland, Australia.

You will see more of these types of high-return and low-risk projects in the future. I am confident our growth opportunities within our portfolio will meet future demand and achieve greater returns for our shareholders.

Future demand

Our past actions have set us up for a prosperous future. Right now, all global businesses must navigate global volatility. We monitor any event that affects global economic growth and commodities demand.

We all know that protectionism has negative flow-on effects for business. It undercuts confidence, disrupts investment, and destroys productivity, which is the biggest driver of job and wealth creation and the eradication of poverty.

Hence, I expect that the current assault on the global trading system will jolt countries outside of this dispute into action. This is not a time for complacency. When the fabric of global trade frays, we must pull together and administer needle and thread.

Despite the escalation in trade tensions, our business has not been significantly impacted. While we are cautious in the near term, we remain positive about the long-term outlook. The nature of our industry means we must make bold predictions about the future. If there is one prediction that I can confidently make, it is that demand for commodities will be sustained even as the world shifts to a lower carbon future.

Populations are on the rise in the developing world. More people will live in cities and expect a better quality of life through better infrastructure, decarbonisation and electrification. This will trigger demand for energy, metals and fertilisers for decades to come.

Renewables, electrification and a low-carbon future offer great opportunities for BHP. They will generate demand for higher volume, as well as higher quality, iron ore, metallurgical coal and copper concentrates – the products our portfolio is built around.

You can count on BHP to lead and capitalise quickly on this shift.

Culture, inclusion and diversity

How well we run the business is just as important, if not more important, than the strength of our portfolio. We have worked hard to build a workforce that can run our portfolio well and in an inclusive and diverse way.

In the two years since we announced our aspirational goal to achieve gender balance by 2025, we have achieved a near five per cent increase in female participation. That equates to 2,000 more women employed at BHP who will be given every opportunity to take leadership roles and steer our industry into the future. Not long ago, few could imagine a future where the prevalence of women in the mining industry was normal, and even routine. The industry’s poor track record is something we are determined to change and lead.

I am encouraged by our progress to make the industry an attractive prospect for women through several initiatives. First, we boosted levels of flexible work. Nearly half of our workforce have embraced a flexible arrangement to achieve a better work/life balance.

Second, we tackled gender bias where it manifests across the business in areas like recruitment and gender pay disparity. Last year, we made more than 1,000 pay adjustments worth US$4 million to close the gender pay gap.

Third, we lifted our hiring ratio of women to nearly 40 per cent in FY2018 compared to 10 per cent just three years ago.

Finally, our network of more than 9,000 equipment and labour suppliers presents an ideal opportunity to advocate for inclusion and diversity within the broader industry.

Together, these measures have made a real difference, but we have much more work to do. Any improvement we make in these areas has tangible benefits for our people and the business.

To sustain our performance, we have invested in our culture to make our systems efficient and effective. We must clear the path for our workforce so they can make decisions, problem solve and innovate without the hindrance of unnecessary bureaucracy.

The exponential speed of progress has changed the world and is changing our company, and now we must change our culture so we can pull the future towards us. We will equip our people with the right skills and create the right conditions so they can work with more agility, adaptability and accountability.

I have taken personal charge of the transformation of BHP to increase our competitiveness in a faster moving world, and hence secure strong returns to shareholders for years to come.

Technological innovation

The future belongs to those who invest in the right technologies, and we want BHP to be an engine for innovation.

At our Western Australia Iron Ore operations, for example, we use laser sensors to maximise the amount of iron ore we transport in each rail car. Since this technology was introduced two years ago, average train capacity lifted 650 tonnes – the equivalent of an extra train every four days. Iron ore production increased by three million tonnes to a total of 275 million tonnes transported to Port Hedland in FY2018.

This type of precision technology has great potential for other parts of our business. For BHP, our scale, simplicity and connectedness uniquely positions us at the forefront of technological progress.

Conclusion

To conclude, we are on track to build on our success this financial year and beyond. We have maximised cash flow, maintained capital discipline and increased value and returns.

We achieved this through:

•	our diversified and simplified portfolio that contains the right commodities to meet demand for resources the world needs now and in the future;

•	our disciplined approach to capital allocation that makes the most of every dollar; and

•	our sharper focus on safety, productivity and culture that has set us up for a strong future.

As we look ahead, the combination of all these things will carry our momentum forward for many years to come.

Together with the Board and my management team, I look forward to a positive FY2019 for our shareholders.

The Chairman then conducted the formal items of business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 17, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary